UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):  May 9, 2024

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

ITEM 4.01. Changes in Issuer's Certifying Accountant.

Newly Engaged Independent Registered Public Accounting Firm

On May 10, 2024, the Med-X Inc. Audit Committee and Board of Directors approved the appointment of SetApart Accountancy Corp (“SetApart FS”) as the Company's new independent registered public accounting firm, effective immediately, to perform independent review and audit services for the fiscal years ending December 31, 2023 and 2022. During the fiscal years ended December 31, 2023 and December 31, 2022 and through May 9, 2024, date of engagement, neither the Company, nor anyone on its behalf, consulted SetApart FS regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company, and no written report or oral advice was provided to the Company by SetApart FS that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a "disagreement" (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of issuer as specified in its charter)

Date: May 10, 2024	/s/ Ronald J Tchorzewski
Ronald J Tchorzewski – Chief Financial Officer

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